Via EDGAR

July 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Re:	Capri Listco Amendment No. 2 to Registration Statement on Form F-4 Filed July 12, 2021 File No. 333-256152

Ladies and Gentleman:

On behalf of Capri Listco (the “Registrant”) we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 20, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comment, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below is the comment of the Staff contained in the Comment Letter and immediately below such comment is the response of the Registrant with respect thereto. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement. Capitalized terms used but not defined have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form F-4

The Business Combination Proposal

Ajax's Board of Directors' Reasons for Approval of the Business Combination, page 116

1. We note your response to prior comment 4 and your revised disclosure that refers readers to the “publicly available investor presentation.” Revise to include the portion of the investor presentation in support of the Board's conclusion as to the attractive valuation of this transaction. In doing so, explain how the presentation supports your statements here that Ajax's board of directors believes Cazoo's implied valuation is favorable to Ajax “relative to the current valuations experienced by comparable publicly traded companies in the online used car sector.” Also, elaborate upon your statements as to Cazoo's favorable enterprise value-to-revenue and value-to-gross profit multiples relative to publicly traded peers and how you arrived at the growth adjusted multiple you used to arrive at such conclusion.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 117-118 of Amendment No. 3. In lieu of referring to the publicly available investor presentation, the Registrant has included the relevant information from such presentation in the disclosure.

*****

Very truly yours,

/s/ Daniel Och
Name:	Daniel Och
Title:	Chief Executive Officer